Exhibit 12.1

STATEMENTS RE COMPUTATION OF RATIOS OF EARNINGS
TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(in thousands)	1998	1999	2000	2001	2002	2003
Fixed Charges Computation:
Preferred stock dividend	$—	$—	$14,382	$8,563	$2,344	$1,490
Interest expense, including amortization of debt issuance costs, on convertible debt	—	—	—	—	—	863

Total fixed charges and preferred dividends	—	—	14,382	8,563	2,344	2,353
Earnings Computation:
(Loss) profit before equity in income of investee	(114,426)	(1,063,444)	(329,527)	(16,417)	(22,659)	8,094
Add:
Fixed charges	—	—	14,382	8,563	2,344	2,353

Earnings as adjusted	$(114,426)	$(1,063,444)	$(315,145)	$(7,854)	$(20,315)	$10,447

Ratio of earning to fixed charges	N/A	N/A	N/A	N/A	N/A	12.1	x
Ratio of earning to fixed charges and preferred dividends (a)	N/A	N/A	N/A	N/A	N/A	4.4	x

(a)
For the years ended December 31, 2000, 2001 and 2002 earnings were not sufficient to cover fixed charges plus preferred dividends by approximately $329.5 million, $16.4 million and $22.7 million, respectively.